FILED BY KERR-MCGEE CORPORATION
                                                  PURSUANT TO RULE 425 UNDER THE
                                         SECURITIES ACT OF 1933 AND DEEMED FILED
                                               PURSUANT TO RULE 14A-12 UNDER THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                      SUBJECT COMPANY:  WESTPORT RESOURCES CORP.
                                              SECURITIES ACT FILE NO. 333-114886

The communication filed herewith is a hedging schedule presented in connection with the proposed merger of Kerr-McGee Corporation and Westport Resources Corporation.

                         Westport Resources Corporation
                            Oil and Gas Derivatives

As of May 2004
                                                    2004                                          2005                   2006
                     -------------------------------------------------------------------  --------------------  --------------------
                         Second Quarter         Third Quarter          Fourth Quarter          Full Year             Full Year
                     ---------------------  ---------------------  ---------------------  --------------------  --------------------
Crude Oil ($/Barrel)    Avg Price/             Avg Price/             Avg Price/             Avg Price/            Avg Price/
                            Collar    BOPD         Collar    BOPD         Collar    BOPD         Collar   BOPD         Collar   BOPD
                     -------------  ------  -------------  ------  -------------  ------  -------------  -----  -------------  -----

  Fixed-price
    swaps (WTI)             $25.87   9,000         $25.87   9,000         $25.87   9,000       $29.23    3,000              -      -

  Three-way
    Collars (NYMEX)  $24.38-$27.71   4,000  $24.38-$27.71   4,000  $24.38-$27.71   4,000  $25.00-$28.23  5,000  $25.00-$28.65  2,000
  Three-way
    Average Floor           $19.25                 $19.25                 $19.25                 $20.93                $20.88
                                    ------                 ------                 ------                 -----                 -----

  Total                             13,000                 13,000                 13,000                 8,000                 2,000
                                    ======                 ======                 ======                 =====                 =====

                     ---------------------  ---------------------  ---------------------  --------------------  --------------------
Natural Gas
 ($/MMBtu)(1)         Avg Price/             Avg Price/             Avg Price/
                          Collar   MMBtu/D       Collar   MMBtu/D       Collar   MMBtu/D    Avg Price  MMBtu/D    Avg Price  MMBtu/D
                     -----------   -------  -----------   -------  -----------   -------  -----------  -------  -----------  -------
  Fixed-price
    swaps (NYMEX)          $4.42   110,000        $4.42   110,000        $4.42   110,000        $4.42   55,000            -        -

  Fixed-price
    swaps (NWPRM)          $3.33    30,000        $3.33    30,000        $3.33    30,000            -        -            -        -

  Costless Collars
    (NYMEX)          $3.70-$4.00    44,835  $3.70-$4.00    44,674  $3.70-$4.00    44,674  $4.09-$5.57   60,000            -        -

  Three-way Collars
    (NYMEX)          $4.00-$5.00    10,000  $4.00-$5.00    10,000  $4.00-$5.00    10,000            -        -  $4.00-$6.00   20,000
  Three-way Average
    Floor                  $3.15                  $3.15                  $3.15                                        $3.04
                                   -------                -------                -------               -------                ------

  Total                            194,835                194,674                194,674               115,000                20,000
                                   =======                =======                =======               =======                ======


Basis swaps versus NYMEX
  ($/MMBtu) (1)

  NWPRM                    $0.66    10,000        $0.66    10,000        $0.66    10,000        $0.78   10,000            -        -

  CIG                      $0.76    25,000        $0.76    25,000        $0.76    25,000            -        -            -        -
                                    ------                 ------                 ------                ------                ------
  Total                             35,000                 35,000                 35,000                10,000                     -
                                    ======                 ======                 ======                ======                ======


Notes:
------
MMBtu/D = million British thermal units per day
NWPRM = Northwest Pipeline Rocky Mountain Index

(1) Derivative transactions are on a million Btu (MMBtu) basis. Kerr-McGee reports production/sales on a MCF basis. The conversion rate is 1.080 MMBtu to 1 MCF.


        ** Cautionary Statement Concerning Forward-Looking Statements **

The information contained in this table represents Westport Resources Corporation's current hedging positions. These hedging positions were entered into based on projected production volume forecasts. These forecasts are estimated projections that may or may not occur in the future, and constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, in those documents in which such projections are provided. Future results and developments set forth in this statement may be affected by numerous uncertainties, factors and risks, such as but not limited to the accuracy of the assumptions that underlie the statement, the success of the oil and gas exploration and production program, drilling risks, market value of oil and gas, uncertainties in interpreting engineering data, changes in laws and regulations, the ability to respond to challenges in international markets, political or economic conditions, trade and regulatory matters, and other factors and risks identified in the Risk Factors section of the Joint Proxy Statement/Prospectus of Kerr-McGee and Westport on Form 424(B)(3). Actual results and developments may differ materially from those expressed or implied in this statement. Therefore, the information contained in this statement may not be accurate. Kerr-McGee does not undertake to update, revise or correct any of the forward-looking information.


               Important legal information contained on page two.

                          IMPORTANT LEGAL INFORMATION

THIS TABLE IS NOT AN OFFER TO SELL THE SECURITIES OF KERR-MCGEE CORPORATION AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION.

     Kerr-McGee Corporation has filed a Registration Statement on Form S-4/A with the U.S. Securities and Exchange Commission (SEC) containing a definitive joint proxy statement/prospectus regarding the proposed transaction between Kerr-McGee Corporation and Westport Resources Corporation. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents filed or furnished by Kerr-McGee Corporation or Westport Resources Corporation with the SEC at the SEC's website, www.sec.gov. Copies of the definitive joint proxy statement/prospectus and other documents filed or furnished by Kerr-McGee Corporation or Westport Resources Corporation may also be obtained for free by directing a request to Kerr-McGee Corporation, Attn: Corporate Secretary, P.O. Box 25861, Oklahoma City, Oklahoma 73125 or to Westport Resources Corporation, Attn: Investor Relations, 1670 Broadway, Suite 2800, Denver, Colorado 80202.

     Kerr-McGee, Westport Resources and their respective directors and officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction involving Kerr-McGee and Westport Resources. Information regarding Kerr-McGee's and Westport Resources' directors and officers and a description of their direct and indirect interests, by security holdings or otherwise, is available in the definitive joint proxy statement/prospectus contained in the above referenced Registration Statement on Form S-4/A filed with the SEC on May 18, 2004.